UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

Vivo joins the Dow Jones Sustainability World Index

Telefônica Brasil S.A. ("Company") (B3: VIVT3; NYSE: VIV) informs its shareholders and the general market that it has joined the Dow Jones Sustainability World Index ("DJSI World") for the year 2025, considered the most important sustainability index in the world.

The DJSI World lists companies that lead the ESG agenda among the top 2.5 thousand companies in the S&P Global Broad Market Index (BMI). The Company achieved the 6th best performance in the world in telecom sector, and is also in the TOP 10 for the third consecutive year, and is a leader in the Americas, according to the Corporate Sustainability Assessment (CSA) by S&P.

The Company's presence in the DJSI World reflects the result of a sustainability strategy developed over the last years, with the constant pursuit of creating value for shareholders, employees, customers, society, and the environment. Due to its good practices, the Company is also one of the leaders in the B3 ISE, the Brazilian stock exchange's Corporate Sustainability Index.

São Paulo, December 26th, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 26, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director